

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Jared Bushek
Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, WI 53788

      Re: MGE Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed February 23, 2022
          File No. 000-49965

Dear Mr. Bushek:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation